April 17, 2009



Tara Harkins
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
Washington D.C.  20549


Re:      Profile Technologies, Inc.
         SEC comment letter dated March 23, 2009

Dear Ms. Harkins,

         This letter is in response to the letter dated March 23, 2009, addressed to Mr. Henry E. Gemino, Chief Executive Officer of Profile Technologies, Inc. ("PRTK" or the "Company"), regarding comments of the Staff of the Securities and Exchange Commission with respect to the Company's Form 10-KSB for fiscal year ended June 30, 2008 filed September 25, 2008 and Form 10-Q for the period ended December 31, 2008.

         The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Below we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

Form 10-KSB for the fiscal year ended June 30, 2008
---------------------------------------------------

Note 3. Summary of Significant Accounting Policies, page 19
-----------------------------------------------------------

Contract Revenue Recognition, page 20
-------------------------------------

1. We note that you record service fees on the percentage of completion method. Please revise your future filings to explain the nature of your contracts and why you recognize revenue using the percentage of completion method under SOP 81-1. Within your discussion, please also discuss your consideration of the applicability of EITF 00-21 and SAB Topic 13 to your transactions.

PRTK Response: In future SEC filings, the Company will include expanded disclosure regarding the nature of its contracts and why it recognizes revenue using the proportional performance method. Expanded disclosures will include the basis for determining proportional performance, which is the completion of measurable units in relation to contracted total units to be completed. For clarity, reference to percentage of completion in the context of costs incurred to date in relation to total estimated costs will be removed. Following is a description of the Company's business as it relates to revenue generation and a discussion of the Company's consideration of other GAAP.

Profile Technologies, Inc. is in the business of inspecting pipelines for corrosion and has developed a patented, non-destructive and non-invasive, high speed scanning process, using electromagnetic waves to perform remote inspections of buried, cased and insulated pipelines for corrosion. Revenue contracts require the Company to perform inspections on a finite and measurable number of pipelines, generally over a short period of time (currently less than 6 months). The contract price is a fixed fee and the customer is invoiced and payment is due upon final completion of the contract, which includes delivery and acceptance of the final inspection report.

The Company believes that AICPA Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1) is not the appropriate GAAP for its revenue recognition. SOP 81-1 provides guidance in accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services. The Securities and Exchange Commission (the "SEC") has stated that the application of SOP 81-1 is not intended to apply to "service transactions" and generally applies only to separate contracts for the construction of tangible property. As a result, the Company has turned to other authoritative guidance provided by the SEC in accounting for its service revenue contracts.

The Company has considered the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 applies to an arrangement with multiple deliverables which requires standalone value to the customer for each deliverable, separation of those deliverables and allocation of the relative fair value to each separate unit using the best estimate of the fair value of each deliverable, and includes a general right of return relative to the delivered items.

The Company utilizes their patented inspection process to inspect each pipeline. The inspection results in data that must be interpreted by scientists and specially trained employees in order to prepare and provide the final inspection report to the customer. Once the inspection services are performed, the customer is obligated to pay the Company for the inspection services and the final inspection report. As a result, the inspection services and the final inspection report do not meet the separation criteria under EITF Issue 00-21 and are not considered separate units of accounting.

The patented inspection process that the Company provides to its customers does not fall within the scope of specific authoritative accounting literature on revenue recognition. As a result, the Company relies on the accounting guidance of Statement of Financial Accounting Concepts No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises" (Concepts Statement 5) and Staff Accounting Bulletin: Topic 13 "Revenue Recognition" (SAB Topic 13) for revenue recognition. The Staff believe that revenue is realizable and earned when all of the following criteria are met: (A) Persuasive evidence of an arrangement exists, (B) Delivery has occurred or services have been rendered,
(C) The seller's price to the buyer is fixed or determinable, and (D) Collectability is reasonably assured. The Company executes signed contracts with each of its customers stating a fixed contract price, which is not subject to refund or adjustment, for performance of the inspection services and delivery of the inspection report. Historically, the Company has collected 100% of its billed revenue. Therefore, criteria (A), (C) and (D) of SAB Topic 13 are readily met.

In evaluating SAB Topic 13 criteria (B) above, the Company applies the guidance set forth in Concepts Statement 5, paragraph 83, which states that "recognition involves consideration of two factors, (a) being realized or realizable and (b) being earned, with sometimes one and sometimes the other being the more important consideration." Determining whether revenue is considered both realized or realizable and earned depends on (a) whether delivery or performance has occurred and (b) whether the arrangement consideration is fixed or determinable. Delivery or performance has occurred when the seller fulfills its obligations and the customer has realized the value of the deliverable. Because the delivery may span multiple accounting periods, various accounting methods have been adopted to address when delivery has occurred and when revenue should be recognized.

Pursuant to the Company's service contracts, it has two outputs, inspection of the pipelines (service) and delivery of the final inspection report (product). The Company offers both a service and a product in a single transaction in which the product (final inspection report) is incidental to the rendering of the inspection services. The service transaction is based on a pre-determined fixed fee. The final act (delivery of the inspection report) is not so significant to the entire transaction taken as a whole that performance cannot be considered to have taken place until delivery. The customer is obligated to fulfill their contractual obligation (via payment) based on the performance of the inspection services.

The Company concluded that revenue from its service transactions (i.e. pipeline inspections) should be recognized based on performance because performance determines the extent to which the earnings process is complete or virtually complete. The proportional performance method is generally accepted as one way of recognizing revenue in a pattern that reflects a vendor's performance of its obligation under the contractual arrangement when performance consists of a number of identical or similar acts. The number of pipelines and the physical measurement of a given pipeline that the Company is contracted to inspect is defined in each customer contract and, generally, the inspection process is applied consistently for each unit of measurement for each pipeline inspected. As a result, the Company is able to measure its progress towards completion of the contract based on the number of measureable units (pipelines) inspected to the total number of units (pipelines) contracted to be inspected. Changes in estimated revenue on contracts are recognized during the period in which the change in estimate is known.

The inputs (costs) of the contract are more variable and consist of the time and materials to plan the engagement, mobilize and demobilize field crews, perform the inspection services, analyze the resulting data and prepare the final inspection report. Prior to executing a contract, the Company prepares a detailed analysis of time and materials costs for each inspection services contract. Costs are recognized as incurred as they are not used as an indicator of completion of the inspection services.

Further, the Company continuously monitors actual costs incurred to its original estimate and therefore is able to closely monitor whether there is an anticipated loss on a contract. Any anticipated losses are charged to earnings in their entirety as soon as they can be estimated.

Item 8A(T) - Controls and Procedures, page 31
---------------------------------------------

2. The language that is currently included after the word "effective" in your disclosure here and within your October 31, 2008 and December 31, 2008 Forms 10-Q appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

     PRTK Response: The Company will revise the disclosure in future Form 10-Q and Form 10-K filings to reflect the language that is substantially similar in all material respects to the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1
------------

3. We note that the certification filed as Exhibit 31.1 does not include language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your June 30, 2008 Form 10-KSB to present this certification in the form currently west forth in Item 601(b)(31) of Regulation S-B. You may file an abbreviated amendment to your Form 10-KSB that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

PRTK Response: The Company will file an abbreviated amendment to its June 30, 2008 Form 10-KSB to present the certification filed as Exhibit 31.1 in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Form 10-Q for the Quarter Ended December 31, 2008
-------------------------------------------------

Notes to Financial Statements, page 7
-------------------------------------

Note 3. Summary of Significant Accounting Polices, page 7
---------------------------------------------------------

Recently Issued Accounting Pronouncements, page 9
-------------------------------------------------

4. You state that SFAS 157 is effective for fiscal years beginning after November 15, 2007 and any interim reporting periods within those years and that you do not expect the impact of the adoption of this standard to have a material impact on your financial statements. Please tell us and revise your future filings to state, if true, that you adopted SFAS 157 on July 1, 2008 and that the adoption of this standard did not have a material impact on your financial statements.

PRTK Response: The Company adopted SFAS 157 for those assets and liabilities not subject to the deferral permitted by FSP 157-2, effective July 1, 2008. The adoption of this standard did not have a material impact on the Company's financial statements. The Company will revise future filings to reflect the appropriate disclosure requirements.

Exhibit 31.1
------------

5. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note in paragraphs 3, 4, 4(a), 4(c), 4(d), 5, 5(a), and 5(b) that you replaced the word "registrant" with "small business issuer." Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

PRTK Response: The Company will revise future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

We appreciate the opportunity to respond to your comments regarding the Company's SEC filings. Any questions regarding the Company's response may be directed to Henry Gemino, Chief Executive Officer and Chief Financial Officer, at (516) 365-1909.


Sincerely,


/s/ Henry E. Gemino
-------------------
Henry E. Gemino
Chief Executive Officer and Chief Financial Officer